UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SuccessFactors, Inc.

(Name of Subject Company)

SuccessFactors, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Lars Dalgaard

Chief Executive Officer

1500 Fashion Island Blvd., Suite 300

San Mateo, CA 94404

(650) 645-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Jeffrey R. Vetter, Esq.	Hillary B. Smith, Esq.
Fenwick & West LLP	Vice President, General Counsel and Secretary
801 California Street	SuccessFactors, Inc.
Mountain View, California 94041	1500 Fashion Island Blvd., Suite 300
(650) 988-8500	San Mateo, CA 94404
(650) 645-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following documents relating to the proposed acquisition of SuccessFactors, Inc. (the “Company”) by SAP America, Inc., a wholly-owned subsidiary of SAP AG, pursuant to the Agreement and Plan of Merger, dated December 3, 2011, by and among SAP America, Inc., a Delaware corporation (“Parent”), Saturn Expansion Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), SAP AG, an Aktiengesellschaft organized under the laws of Germany and the parent company of Parent (“SAP AG”) and the Company:

1.	Joint Press Release issued by SAP AG and the Company, dated December 3, 2011; and

2.	Email from Lars Dalgaard, Founder and Chief Executive Officer of the Company, sent to all employees.

1. Joint Press Release issued by SAP AG and the Company, dated December 3, 2011

SAP to Accelerate Cloud Strategy with Acquisition of SuccessFactors

Creates Global Cloud Leader with World-Class Applications, Technology and Expertise; Gains Immediate Scale and Momentum in Fast-Growing Cloud-based Human Capital Management Segment

WALLDORF, Germany and SAN MATEO, Calif., Dec. 3, 2011 /PRNewswire/ — SAP AG (NYSE: SAP) and SuccessFactors, Inc. (NYSE: SFSF) today announced that SAP’s subsidiary, SAP America, Inc., has entered into a definitive merger agreement with SuccessFactors, the market-leading provider of cloud-based human capital management (HCM) solutions, pursuant to which a subsidiary of SAP would offer to acquire all outstanding shares of common stock of SuccessFactors for $40.00/per share in cash, representing an enterprise value of approximately $3.4 billion. The acquisition will add SuccessFactors’ widely respected team and technology to SAP’s powerful cloud assets, significantly accelerating SAP’s momentum as a provider of cloud applications, platforms and infrastructure. The combination of SAP and SuccessFactors will establish an advanced end-to-end offering of cloud and on-premise solutions for managing all relevant business processes.

The SuccessFactors board of directors has unanimously approved the transaction. The per share purchase price represents a 52% premium both over the December 2nd closing price and the one month volume weighted average price per share. The transaction will be funded from SAP’s cash on hand and a euro 1 billion term loan facility. The closing of the tender offer is conditioned on SuccessFactors stockholders tendering at least a majority of the outstanding shares of SuccessFactors common stock (on a fully diluted basis) and clearances by relevant regulatory authorities. The transaction is expected to close in the first quarter of 2012 and be slightly dilutive to SAP’s Non-IFRS earnings per share in 2012 and accretive in subsequent years.

The acquisition marks another stride in SAP’s strategy of delivering solutions on premise, in the cloud and on mobile devices. It builds on a series of strategic moves in SAP’s targeted growth areas to drive innovation in its core applications and analytics; introduce breakthrough in memory technology; establish leadership in enterprise mobility; and grow its cloud portfolio. SuccessFactors’ solutions are highly complementary to SAP’s core HCM offerings as well as SAP’s strong cloud assets: SAP Business ByDesign for the suite cloud market and SAP’s line of business cloud offerings for large enterprises such as SAP Sales on Demand.

“The cloud is a core of SAP’s future growth, and the combination of SuccessFactors’ leadership team and technology with SAP will create a cloud powerhouse. The acquisition will help us address the top priority for CEOs globally – managing people and talent,” said Bill McDermott, Co-CEO, SAP. “Together, SAP and SuccessFactors will create tremendous business value for customers, with potent synergies to accelerate our growth in the cloud.”

“The depth and experience that SAP brings to customers via our cloud and on-premise portfolio fit elegantly with SuccessFactors’ world-class expertise in providing high-performing, low-cost, native cloud applications that customers are passionate about,” said Jim Hagemann Snabe, Co-CEO, SAP. “Together, we will lead the industry in providing end-to-end solutions consistently to meet any deployment preference, whether on premise, in the cloud or on device.”

“This is a revolutionary combination of proven capabilities that will allow SuccessFactors to accelerate our roadmap by 10 years, and bring the world’s leading application knowledge and intellectual property to our customers through the cloud, and the largest applications customer base instantly,” said Lars Dalgaard, Founder and CEO, SuccessFactors. “Expanding relationships with SAP’s 176,000 customers with our speed to value, friendly user interface, on mobile devices and the web, and seamlessly delivering more SAP solutions in the cloud will be legendary, as organizations adopt the cloud to improve their business. SuccessFactors has proven we have the technology and people to deliver the world’s biggest cloud deployments in terms of users and countries per customer, and also the most applications per customer from the same flexible scalable cloud platform. The business world is ready for enterprise-class cloud applications and together, we can deliver incredible new innovation for global businesses.”

SuccessFactors is believed to operate the largest scale of paying cloud users with 15 million subscription seats. With more than 3,500 customers in 168 countries, SuccessFactors is growing rapidly, recording 77 percent revenue growth year-over-year in the third quarter 2011 and 59 percent revenue growth year-over-year in the first nine months of 2011. SuccessFactors’ scalable cloud application platform supports organizations of all sizes from dozens to millions of users. With proven deployments in SAP environments at companies in diverse industries, the combination of SuccessFactors and SAP holds significant growth potential considering the more than 500 million employees of SAP customers and its 15,000 HCM deployments.

With headquarters in San Mateo, California, and more than 1,450 employees, the SuccessFactors team is widely regarded for creating innovative technology, generating more than 80 percent of new sales from applications that did not exist five years ago, and as one of the fastest growing leaders in cloud applications. Upon completion of the transaction, the CEO of SuccessFactors, Lars Dalgaard, will lead the cloud business of SAP in addition to his responsibility as CEO of SuccessFactors. SuccessFactors will remain independent and be named “SuccessFactors, an SAP company”. The chairman of SAP’s supervisory board, Hasso Plattner, recommended that Lars Dalgaard be appointed to the executive board of SAP AG.

Financial Analyst and Media Conference Call

SAP and SuccessFactors will host two conference calls for financial analysts and media to discuss the transaction:

On Saturday, December 3rd, at 7:00 pm CET / 1:00 pm Eastern (Dial-in numbers: Germany: +49 69 5899 90797, UK: +44 20 7190 1595, US: +1 480 629 9771; Replay numbers: UK +44 207 154 2833, US +1 303 590 3030, Germany +49 69 58 99 90 568, Access Code: 4493863#) On Monday, December 5th, at 3:00 pm CET / 9:00 am Eastern (Dial-in numbers: Germany: +49 69 5899 90797, UK: +44 20 7190 1595, US: +1-480 629 9722, Conference ID: 4493869; Replay Numbers: UK +44 207 154 2833, US +1 303 590 3030, Germany +49 69 58 99 90 568, Access Code: 4493869#)

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 176,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

Additional information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of SuccessFactors common stock described in this announcement has not commenced. At the time the offers are commenced SAP America, Inc. and Saturn Expansion Corporation, an indirect subsidiary of SAP AG, will file a Schedule TO Tender Offer Statement with the Securities and Exchange Commission, and SuccessFactors, Inc. will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Tender Offer. Those materials and other documents filed by SAP AG, SAP America, Inc., Saturn Expansion Corporation or SuccessFactors with the SEC will be available at no charge on the Securities and Exchange Commission’s web site at www.sec.gov. The Schedule TO Tender Offer Statement and related materials may be obtained for free by directing such requests to SAP AG, Attention: Stefan Gruber, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, Telephone: +49 6227 744872. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SuccessFactors Global Headquarters, Attention: Hillary Smith, 1500 Fashion Island Blvd. Suite 300, San Mateo, CA 94404, USA, Telephone +1 (650) 645-2000.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “‘will” and similar expressions as they relate to SAP or SuccessFactors are intended to identify such forward-looking statements. This release contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of SuccessFactors, its key executives and its employees within SAP following the closing of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the failure to retain key SuccessFactors employees, customer and partner uncertainty regarding the anticipated benefits of the transaction, the failure of SAP and SuccessFactors to achieve the anticipated synergies of the proposed transaction and other risks detailed in SAP’s and SuccessFactors’ SEC filings, including those discussed in SAP’s annual report on Form 20-F for the year ended December 31, 2010 and SuccessFactors’ quarterly report on Form 10-Q for the quarter ended September 30, 2011, each of which is on file with the SEC and available at the SEC’s website at www.sec.gov.

Neither SAP nor SuccessFactors is obligated to update these forward-looking statements to reflect events or circumstances after the date of this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2011 SAP AG. All rights reserved.

SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP BusinessObjects Explorer, StreamWork, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries. Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects Software Ltd. Business Objects is an SAP company.Sybase and Adaptive Server, iAnywhere, Sybase 365, SQL Anywhere, and other Sybase products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Sybase, Inc. Sybase is an SAP company. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary. These materials are subject to change without notice. These materials are provided by SAP AG and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.

Follow SAP on Twitter at @sapnews.

For customers interested in learning more about SAP products:

Global Customer Center: +49 180 534-34-24

United States Only: 1 (800) 872-1SAP (1-800-872-1727)

For more information, press only:

Christoph Liedtke, +49 6227 7-50383, christoph.liedtke@sap.com; CET

Jim Dever, +1 (610) 661-2161, james.dever@sap.com; EDT

Andrea Meyer, SuccessFactors, +1 (650) 581-6659, ameyer@successfactors.com; PST

SAP Press Office, +49 (6227) 7-46315, CET; +1 (610) 661-3200, EDT; press@sap.com

For more information, financial community only:

Stefan Gruber, +49 6227 7-44872, investor@sap.com; CET

2. Email from Lars Dalgaard, Founder and Chief Executive Officer of the Company, sent to all employees

SuccessFactors Team -

This is an incredibly exciting day for SuccessFactors, for our customers, our partners and our employees with the announcement of our Board approval for SAP to acquire all outstanding shares of common stock of SuccessFactors for $40.00/per share in cash, representing an enterprise value of approximately $3.7 billion. Over the last 10 years, we’ve built one of the largest Cloud Business Application companies in the world and we have been one of the fastest growing companies on the planet, thanks to you. We have deep domain expertise in building, selling and implementing cloud applications as evidenced by our 16 public quarters of meeting or beating growth expectations.

Our cloud applications and platform are in use by over 15 million subscribers at some of the largest, and smallest, companies in the world. We have the largest number of Enterprise Paying Users of any business cloud application company. But SuccessFactors not only has found the way to operate the cloud for the largest companies, we have also implemented more products by customer on average than any cloud company. And finally we have understood how to innovate for growth, by generating 80% of new sales from products that didn’t exist just 5 years ago. This is an incredible achievement by all of us.

This ability to scale to any size company in the cloud - building, selling and deploying multiple products - is the DNA with which we will accelerate SuccessFactors’core and all of SAP’s very impressive cloud assets from their deep heritage of driving business applications at 176,000 companies worldwide.

I can tell you that the world is ready for enterprise applications in the cloud. People want cloud. We’ve been doing this for 10 years and the cloud revolution is only just hitting its tipping point. NOW is the time to take this game to the next level. With SAP, we can bring the incredible value of enterprise cloud applications to all businesses. We can shorten our total roadmap by 10 years and bring all these opportunities to our customers and the rest of the world.

Our customers are using our applications to change how they execute their business. Together with SAP, we can accelerate and deliver new innovations in a way that will be even more game changing.

I have had the opportunity to spend time with the SAP senior management team. They share our cloud vision, they have a similar culture of excellence and customer-centricity to us and they have a shared vision for how big and disruptive this opportunity is. Upon completion of the transaction, I will lead the cloud business of SAP in addition to my responsibilities as CEO of SuccessFactors. SuccessFactors will remain independent and be named “SuccessFactors, an SAP company” and the chairman of the SAP AG executive board, Hasso Plattner, has recommended that I be appointed to SAP’s executive board.

I will be hosting an employee webcast (Saturday December 3rd at 1:30 PM PST and again on Sunday December 4th at 8:00 AM PST ***meeting details below**) to share with you more of the exciting details on this historic deal, and what it means to us, and I hope you will join me.

Until the closing of the transaction, which is expected in Q1 2012, we will continue to operate as two separate companies due to regulatory requirements. During this time, we will be preparing our combined vision and product roadmap. I expect that we all will be as busy and as challenged by our work as always. Therefore, we need to maintain focus on delivering on our business commitments to our customers - because that is core to our values and our success depends on that. Until the transaction closes, it is business as usual for us.

It is important for all of you to also remember that we must allow the tender process and regulatory review to proceed without delay or interruption. Until the acquisition of SuccessFactors is complete, at no time may any SuccessFactors employee reach out to SAP employees, or visit SAP locations, without the express permission of the Legal team or myself. Those of you who have established partner relationships with SAP employees can continue to perform your typical job functions as you normally would. However, please limit all conversation to your normal course of business and do not discuss the acquisition or related speculations.

Today is a result of your unmatched efforts and our success! it is the biggest thing to happen in our history. I hope you share in my excitement as I truly believe there is no better partner to help us reach our vision than SAP. Together, the possibilities are endless and now it’s time to love work even MORE.

Semper Fi

Lars

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of SuccessFactors common stock described herein has not commenced. At the time the offer is commenced SAP America, Inc. and SuccessFactors Expansion Corporation, an indirect subsidiary of SAP AG, will file a Schedule TO Tender Offer Statement with the Securities and Exchange Commission, and SuccessFactors, Inc. will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Tender Offer. Those materials and other documents filed by SAP AG, SAP America, Inc., SuccessFactors Expansion Corporation or SuccessFactors with the SEC will be available at no charge on the Securities and Exchange Commission’s web site at www.sec.gov. The Schedule TO Tender Offer Statement and related materials may be obtained for free by directing such requests to SAP AG, Attention: Stefan Gruber, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, Telephone: +49 6227 744872. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SuccessFactors Global Headquarters, Attention: Andrea Meyer, 1500 Fashion Island Blvd. Suite 300, San Mateo, CA 94404, USA, Telephone +1 (650) 645-2000.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “will” and similar expressions as they relate to SAP or SuccessFactors are intended to identify such forward-looking statements. This document contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of SuccessFactors, its key executives and its employees within SAP following the closing of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the failure to retain key SuccessFactors employees, customer and partner uncertainty regarding the anticipated benefits of the transaction, the failure of SAP and SuccessFactors to achieve the anticipated synergies of the proposed transaction and other risks detailed in SAP’s and SuccessFactors’s SEC filings, including those discussed in SAP’s annual report on Form 20-F for the year ended December 31, 2010 and SuccessFactors’ quarterly report on Form 10-Q for the quarter ended September 30, 2011, each of which is on file with the SEC and available at the SEC’s website at www.sec.gov. Neither SAP nor SuccessFactors is obligated to update these forward-looking statements to reflect events or circumstances after the date of this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock (“Offer”) described in this announcement has not commenced. At the time the Offer is commenced, a subsidiary of SAP AG (“Purchaser”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by the Company or Purchaser with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement on Schedule TO and related materials may be obtained for free by directing requests to SAP AG, Attention: Stefan Gruber, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, Telephone: +49 6227 744872. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SuccessFactors Global Headquarters, Attention: Andrea Meyer, 1500 Fashion Island Blvd. Suite 300, San Mateo, CA 94404, USA, Telephone +1 (650) 645-2000. In addition, free copies of the Tender Offer Statement and related materials and the Solicitation/Recommendation Statement, when available, may be obtained from the information agent for the Offer.